04014316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 11/30

ARK 11-30-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securites, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Ste 204 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

NOV 26 2004
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hugh V Murray
Signature

President
Title

S. Higginbotham
Notary Public

S. HIGGINBOTHAM
Notary Public - Notary Seal
State of Missouri
County of St. Louis
My Commission Exp. 10/31/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of Forsyth Securities, Inc. (a Missouri corporation), as of September 30, 2004 and 2003, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Securities, Inc. as of September 30, 2004 and 2003, and the results of its operations, cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co. P.C.

St. Louis, Missouri
November 22, 2004

EXHIBIT A

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 44,743	$ 53,361
Cash deposit with clearing brokers	30,342	30,269
Receivable from clearing brokers	9,880	35,203
Receivable other	26,637	24,697
Equipment at cost less accumulated depreciation of $109,945 for (2004) and $106,612 for (2003)	6,327	9,660
Other assets	7,100	7,100
TOTAL ASSETS	**$ 125,029**	**$ 160,290**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 3,405	$ 8,931
Brokers escrow payable	15,305	13,812
Clearing brokers payable	6,088	7,797
Commissions payable	4,214	13,831
Accrued administrative expenses	7,622	13,301
TOTAL LIABILITIES BEFORE SUBORDINATED BORROWINGS	**36,634**	**57,672**
COMMITMENTS AND CONTINGENT LIABILITIES	--	--
SUBORDINATED BORROWINGS	**108,000**	**108,000**
STOCKHOLDERS' EQUITY		
Preferred stock - non-convertible par value $100, authorized 1,000 shares, issued and outstanding 994.685 shares; held in treasury 212.765 (2004) and 212.765 shares (2003)	119,033	119,033
Cost of treasury shares	(42,252)	(42,252)
	76,781	76,781
Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 5,000 shares; held in treasury 1,216 shares (2004) and 1,614 in (2003).	5,000	5,000
Additional paid-in capital	145,814	106,076
Cost of treasury shares	(358)	(457)
	150,456	110,619
Retained earnings (deficit)	(246,842)	(192,782)
TOTAL STOCKHOLDERS' EQUITY	**(19,605)**	**(5,382)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 125,029**	**$ 160,290**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT B

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 429,721	$ 394,151
Interest	824	1,550
Management fees	12,687	10,865
Stock IPO	--	10,685
Miscellaneous	369	3,520
TOTAL REVENUES	**443,619**	**420,771**
OPERATING EXPENSES		
Administrative salaries	43,289	46,170
Commissions and incentive payments	162,624	159,083
Clearing fees	83,435	83,659
Phones	8,461	8,839
Building rental and maintenance	74,428	85,651
Office and quote equipment rental	53,754	40,461
Insurance and bond premiums	12,334	7,562
Regulatory fees	19,062	12,522
Office expense	18,688	17,243
Professional fees	3,067	22,232
Payroll taxes	13,449	14,226
Interest Expense	5,088	6,349
TOTAL OPERATING EXPENSES	**497,679**	**503,997**
INCOME (LOSS) FROM OPERATIONS	**(54,060)**	**(83,226)**
MANAGEMENT BONUS (Note 2)	--	--
INCOME (LOSS) BEFORE INCOME TAXES	**(54,060)**	**(83,226)**
INCOME TAXES (Note 2)	--	--
NET INCOME (LOSS)	**(54,060)**	**(83,226)**
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	(192,782)	(109,556)
RETAINED EARNINGS (DEFICIT), END OF YEAR	**$(246,842)**	**$(192,782)**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT C

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Increase/(Decrease) In Cash	
	2004	2003
OPERATIONAL CASH FLOWS:		
Net Income (Loss)	$(54,060)	$(83,226)
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Depreciation	3,333	5,204
Accrued interest convert to common stock	5,088	--
Changes in working capital asset and liability items:		
Assets:		
Cash deposit with clearing brokers	(73)	858
Receivable from clearing brokers	25,323	(9,433)
Receivable from firm's commission brokers	(1,940)	(4,866)
Prepaid costs	--	--
Total	31,731	(8,237)
Liabilities:		
Accounts payable	(5,526)	(15,793)
Broker escrow payable	1,493	(12,340)
Clearing brokers payable	(1,709)	10
Commissions payable	(9,617)	6,836
Accrued administrative expenses	670	(1,241)
Total	(14,689)	(22,528)
NET CASH PROVIDED (USED) BY OPERATIONS	**(37,018)**	**(113,991)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Transfer investment in NASD Stock to former stockholder	--	--
NET CASH PROVIDED (USED) BY INVESTING ACTIVITY:	**--**	**--**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common treasury stock purchased	--	(40)
Common treasury stock sold	28,400	31,400
Subordinated borrowings	--	51,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITY	**28,400**	**82,360**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(8,618)**	**(31,631)**
BEGINNING CASH AND CASH EQUIVALENTS	**53,361**	**84,992**
ENDING CASH AND CASH EQUIVALENTS	**44,743**	**53,361**
Additional disclosures:		
Non cash transaction:		
NASD Stock investment exchanged for shareholder's equity:	--	(18,900)
Accrued Subordinated note interest exchanged for equity (2003)	6,349	--
Accrued Subordinated note interest exchanged for equity (2004)	5,088	--

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT D

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	COMMON STOCK	ADDITN'L PAID IN CAPITAL	COST OF COMMON TREAS. SHARES	PRE-FERRED STOCK	COST OF PREFD. TREAS. SHARES	RETAINED EARNINGS/ (DEFICIT)	TOTAL
Balance, September 30, 2002	**$5,000**	**$74,755**	**$(371)**	**$119,033**	**$(23,477)**	**$(109,556)**	**$ 65,384**
Common stock: (Treasury shares)							
Sold	--	31,321	79	--	--	--	31,400
Purchased/Exchanged	--	--	(165)	--	--	--	(165)
Preferred stock							
Exchanged	--	--	--	--	(18,775)	--	(18,775)
Sold	--	--	--	--	--	--	--
Net (loss) for the year ended, September 30, 2003	--	--	--	--	--	(83,226)	(83,226)
Balance, September 30, 2003	**$5,000**	**$106,076**	**$(457)**	**$119,033**	**$(42,252)**	**$(192,782)**	**$(5,382)**
Common stock: (Treasury shares)							
Sold	--	28,329	71	--	--	--	28,400
Exchanged	--	11,409	28	--	--	--	11,437
Net (loss) for the year ended, September 30, 2004	--	--	--	--	--	(54,060)	(54,060)
Balance, September 30, 2004	**$5,000**	**$145,814**	**$(358)**	**$119,033**	**$(42,252)**	**$(246,842)**	**$(19,605)**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT E

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Subordinated borrowings at October 1,	$108,000	$ 57,000
Increases:		
NASD Subordinated Loan Agreements-Issued	--	51,000
Subordinated borrowings at September 30,	$108,000	$108,000

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc. (formerly RPR Clearing Services), Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2004 and 2003 was $25,342 and $25,269 respectively. RBC Dain Rauscher, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of this agreement, may, at their discretion, retain the deposit account for their protection for up to one year. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Cost

Costs to incorporate were capitalized and have been fully amortized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. At September 30, 2004 of the $26,637 receivable from commission brokers, approximately $3,419 was offset by escrow payable. The remaining balance is to be collected from future commissions due to the broker.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a fixed percent. The payout is contingent upon the Company's profitability.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2004 and 2003 the Company president received no bonus payments under the plan.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2004, none of the Company's bank account balances exceeded these limits.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Depreciation is computed using accelerated methods over estimated useful lives of three to seven years.

Capital Stock - Common Stock

All of the capital stock of the Company was purchased by Company management from E.L. VanDeventer and Co., Inc., its parent, pursuant to a stock purchase agreement dated September 1, 1988. Changes in common shares are presented in a table. (See Note 3)

Preferred Stock - Non Convertible (Restricted)

The Company created a class of preferred shares at a special meeting of the shareholders in March 1990. The shares may be issued to brokers, who own common shares. The Company also entered into an agreement with non-common shareholder brokers, for whom the Company holds escrowed credits. These brokers are permitted to convert up to 90% of their escrowed balances into $100 par value non-certificate preferred shares of the Company. Dividends are payable based on the Company's profitability. Shares may be called at 120% of par at the end of any calendar quarter. The plan was basically concluded in 2003, except for shares held by the company's president/shareholder.

Income Taxes

The Company has accumulated net operating losses which will expire as follows:

Year ended September 30, 2004	($ 54,060)	Fiscal 2024
Year ended September 30, 2003	($ 83,226)	Fiscal 2023
Year ended September 30, 2002	($109,556)	Fiscal 2022

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

3. RELATED PARTY TRANSACTIONS

Subordinated Borrowing

The Company's president/shareholder has agreed to provide necessary funding through subordinated loan agreements. The president/shareholder agreed to a monthly extension to October 31, 2006 and an interest rate reduction from 5% to 2% effective September 30, 2004 of $45,000 of subordinated debt:

Date Issued Year End	Maturity Date	Principal
September 30, 2003	October 31, 2006	$ 51,000
September 30, 2002	October 31, 2006	21,000
September 30, 2002	September 30, 2006	12,000
September 30, 2001	October 31, 2006	24,000
Total		$108,000

Accrued interest was converted to common shares of the Company.

Stockholders' Equity

Common Stock (Unrestricted and Restricted)

The Company has had unrestricted common stock offerings (USO) during its current and prior fiscal years to current unrestricted common shareholders. The Company's president was the sole participant in these offerings.

During the fiscal year ended September 30, 2003 the Company acquired all of the unrestricted common shares held by a former principal shareholder officer. The Company's president is the sole shareholder of it's unrestricted common stock.

The Company also has restricted common stock shareholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently there are twelve (12) common restricted shares outstanding.

The change in the Company's common shares is as follows:

	Common Shares	
Year's ended September 30,	Held by shareholder	Held in treasury
1988 Initial Purchase	1,000	4,000
1989 Treasury shares sold	50	(50)
1990 Common shares purchased	(50)	50
1991 Treasury shares sold	20	(20)
2001 Treasury shares sold	130	(130)
2002 Common restricted shares purchased	(4)	4
Common shares sold	2,520	(2,520)
2003 Common restricted and unrestricted shares purchased	(504)	504
Common shares sold	224	(224)
2004 Common shares sold	284	(284)
Common shares exchanged	114	(114)
Balance Common Shares	3,784	1,216

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

3. RELATED PARTY TRANSACTIONS (continued)

Stockholders' Equity

Preferred Stock

Preferred shares issued to unrestricted common shareholders under the management bonus program and the shares issued by agreement to brokers with escrow credits net of redemptions follows:

	Balance September 30, 2004		Balance September 30, 2003	
	Number of Shares	Dollar Amount	Number of Shares	Dollar Amount
Bonus Program:				
Balance beginning of year	775.000	$77,500	857.000	$85,700
Purchased during the year	--	--	(82.000)	(8,200)
Balance end of year	775.000	77,500	775.000	77,500
Escrow Exchange:				
Balance beginning of year	6.920	693	137.685	13,769
Redeemed during the year	--	--	(130.765)	(13,076)
Balance end of year	6.920	693	6.920	693
Call premium net	--	(1,412)	--	(1,412)
Total Preferred	**781.920**	**$76,781**	**781.920**	**$76,781**

All of the preferred shares are held by the Company's president/shareholder.

4. LEASE COMMITMENTS

The Company's current office lease, dated April 30, 2001 was for an initial three years beginning June 1, 2001. For the fiscal years ended September 30, 2004 and 2003, the Company incurred annual rent of $74,428 and $85,651 respectively.

The Company renegotiated the lease in fiscal 2003 which extended the lease through May 31, 2005 at a reduced annual rental. The lease can be terminated by the lessor with 45 days notice. The approximate lease obligation is as follows:

Period ending May 31, 2005	$ 48,280

The Company is currently considering several alternatives to securing adequate office facilities in which to continue its operations.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004 and 2003, the Company had adjusted net capital of $51,748 and $64,152, which were $46,748 and $14,152, in excess of its required minimum dollar net capital of $5,000 for 2004, $50,000 for 2003. The Company's net capital ratio at September 30, 2004 and 2003 was .708 and .899 to 1.

6. EMPLOYEE BENEFITS

The Company on October 1, 1991 adopted a plan to provide employees of the Company a choice between cash and certain non-taxable employee benefits. The plan is written in accordance with Internal Revenue Code Section 125. The flexible plan provision was discontinued in October 2003. The Company, commencing October 1, 1991, contributes up to $75.00 per month per full time employee. Approximately 4 employees receive this benefit toward the cost of the group Health/ Dental plan premium.

7. PROFESSIONAL FEES-LITIGATION

In fiscal 2003 the Company reached an out of court settlement to litigation brought by a former shareholder/officer. In settlement the Company received all of this shareholder's capital and preferred stock, and transferred to this shareholder it's investment in NASD stock, valued at $18,900. The suit cost the Company in excess of $100,000 in legal fees.

SUPPLEMENTARY INFORMATION

FORSYTH SECURITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
OWNERSHIP EQUITY		
Capital stock and paid in excess	$ 150,456	$ 110,619
Preferred stock	76,781	76,781
Retained earnings (deficit)	(246,842)	(192,782)
Total Ownership Equity	(19,605)	(5,382)
Subordinated Borrowings	108,000	108,000
Total Capital and Allowable Subordinated borrowings	**88,395**	**102,618**
DEDUCTIONS FROM CAPITAL		
Receivable from firm's employees in excess of escrow	23,220	21,706
Prepaid costs	100	100
Fixed assets	6,327	9,660
Lease deposit	7,000	7,000
Total Deductions	**36,647**	**38,466**
Adjusted Net Capital	**$ 51,748**	**$ 64,152**
AGGREGATE INDEBTEDNESS	**$ 36,634**	**$ 57,672**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	**70.79%**	**89.90%**
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 3,405	$ 13,068
Firm's broker escrow payable	15,305	13,812
Clearing brokers payable	6,088	7,797
Commissions payable	4,214	13,831
Accrued administrative expenses	7,622	9,164
Total	**$ 36,634**	**$ 57,672**
Minimum dollar net capital (1)	$ 5,000	$ 50,000
Adjusted net capital	51,748	64,152
Excess of Net Capital Over Requirement	**$ 46,748**	**$ 14,152**
Six and two-thirds (6-2/3%) of aggregate indebtedness	$ 2,442	$ 3,845
Adjusted net capital	51,748	64,152
Excess of Net Capital at 1500%	**$ 49,306**	**$ 60,307**

(1) The Company's request to decrease its minimum dollar net capital was approved by the NASD September 9, 2004.

FORSYTH SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2004 and 2003

	2004	2003
Net capital at September 30,	$ 51,748	$ 64,152
Net capital shown on most recent un-audited Focus part IIA filing	51,748	65,962
Difference (decrease)/increase	**$ --**	**$(1,810)**

The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:

Audit adjustments:		
Increase accrued subordinated loan interest	$ --	$(6,349)
Decrease in accrued expense	--	4,539
Total difference increase (decrease) net capital	**$ --**	**$(1,810)**

FORSYTH SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2004 AND 2003

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc., Members, New York Stock Exchange, on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Forsyth Securities, Inc.

In planning and performing our audit of the comparative financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brueggemann & Co., P.C.

St. Louis, Missouri
November 22, 2004